

September 6, 2023

Hope Stawski
President and Chief Executive Officer
Amphitrite Digital Incorporated
6501 Red Hook Plaza, Suite 201-465
St. Thomas, Virgin Islands, U.S., 00802

> **Re: Amphitrite Digital Incorporated**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 21, 2023**
> **CIK No. 0001933762**

Dear Hope Stawski:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Corporate Structure, page 2

1. We note that you identify Ham and Cheese Events LLC as your predecessor in describing the reorganization and acquisitions on page 3, and have similar disclosures elsewhere in the filing, as appear on pages 21, 60, 89, 118, 119, and F-27. However, Section 2.2 of the Asset Purchase Agreement at Exhibit 2.3 appears to exclude certain aspects of the business conducted by the entity, such as Magens Hideaway and Seas the Day Dallas.

   Tell us how you considered the definition of predecessor in Rule 405 of Regulation C, in applying this term to Ham and Cheese Events LLC. For example, explain to us how you evaluated the totality of the operations being conducted by the entity in concluding that you acquired the major portion of its business and assets, including a quantitative analysis of financial information for 2021 and up to the date of conveyance, in formulating your view.

Also provide us with a copy of the complete signed Asset Purchase Agreement at Exhibit 2.3, including Addendum A, as referenced in Section 2.5, concerning material assets utilized in the business that were also excluded, Section 6, which appears to be missing from the exhibit, and any other attachments.

With regard to your disclosures of "Ham and Cheese Events, LLC d/b/a Seas the Day Charters USVI ("STDC")," and references to STDC as an entity, if STDC is a business segment rather than a legal entity, revise all corresponding disclosures in the filing to provide this clarification, and provide disclosures in the notes to the annual and interim financial statements of the periods for which activity and balances pertaining to STDC is based on carve-out financial information.

2.   We note disclosure on page 92 explaining that you sublease a villa named Magens Hideaway, which is referenced in the comment as being among the excluded assets. Tell us the extent of any associated operations have been reflected in the historical financial statements in the absence of the underlying assets, and explain your rationale. Also provide details of the leasing arrangement, including the dates the terms were negotiated and finalized.

Summary Unaudited Pro Forma Consolidated Financial Information, page 16

3.   We note that your presentation of non-GAAP measures along with the pro forma financial information on pages 16, 54 and 55 appears to be contrary to Item (10)(e)(ii)(D) of Regulation S-K. Please revise as necessary to conform to this presentation requirement.

Use of Proceeds, page 45

4.   We note your disclosure following the tabulation of expenditures that appear to constitute your intended use of proceeds, explaining that you also intend to use $3,078,000 of the offering proceeds to acquire Paradise Yacht Management LLC in conjunction with the offering. However, on page 51 you disclose that the consideration to be paid in cash will be $3,140,000.

Please resolve the discrepancy regarding the expenditure that would be required to complete the transaction and revise your tabulation of expenditures to include this intended use of proceeds to comply with Item 504 of Regulation S-K. Also address the requirement in Instruction 1 to Item 504, regarding the priority to be assigned to the listed expenditures, and your plans if substantially less than the maximum proceeds are obtained.

Dilution, page 49

5.   We note that you have partially populated the tabulation that will be used to provide a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.

        However, you report total consideration of $6,067,396 in exchange for 11,368,601 common shares, which correspond to additional paid-in capital and the number of outstanding shares as of June 30, 2023, as reported on page F-6.

        As the additional paid-in capital amount reflects various non-cash transactions, please revise the amount of consideration to be utilized in this presentation to reflect only the effective cash contribution to comply with Item 506 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Information
Introduction, page 51

6.   We note your disclosure indicating that your pro forma information gives effect to the acquisition of Paradise Yacht Management LLC, including four subsidiaries, which you plan to complete in conjunction with the offering.

        However, on pages F-53 through F-75 you present annual and interim combined financial statements for the Paradise Group of Companies, having disclosures that describe the association of the five entities as being under common control, rather than four subsidiaries of one parent.

        Please revise disclosures throughout your filing as necessary to accurately describe the association between such entities to be acquired; identify the present owners, including details sufficient to understand the basis for the combined financial presentation.

        Please file the acquisition agreement with your next amendment.

7.   We note your disclosure indicating the pro forma balance sheet gives effect to the acquisitions and offering as if these had been completed on January 1, 2022.

        Please refer to Rule 11-02(a)(6)(i)(A) and (c)(1) of Regulation S-X, regarding the effective dates of reference to use when preparing the pro forma balance sheet and revise as necessary to conform to these requirements.

8.   Please expand your disclosures to include a reference for each pro forma adjustment in your tabulation and a corresponding note that clearly explains your basis or rationale for the adjustment and any assumptions made in calculating the amount to comply with Rule 11-02(a)(8) of Regulation S-X.

        Also provide corresponding details regarding the components of any adjustments that are presented on a net basis, including quantification.

<u>Transaction Accounting Adjustments for Consolidated Statement of Operations, page 57</u>

9.   We note your disclosure explaining that you have compiled various adjustments to give effect to events that you believe are "directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact."

However, the criteria that you describe no longer governs the adjustments that are required in preparing pro forma financial statements pursuant to Article 11 of Regulation S-X. You may refer to SEC Release No. 33-10786 for clarification of changes involving terminology, adjustment classifications, and the basis for pro forma adjustments.

Please revise your pro forma financial statements as necessary to comply with the applicable requirements.

10.   We note you include adjustments to remove transaction costs and nonrecurring expenses related to the acquisitions and offering. Please refer to Rule 11-02(a)(6) of Regulation S-X and Section II.D.1.c of SEC Release 33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items and revise your pro forma statements of operations accordingly.

11.   Please present a pro forma adjustment and accompanying note disclosure, calculating the tax expense (benefit) relating to the transaction accounting adjustments. If there is no tax effect due to the application of loss carryforwards or other aspects of tax accounting, an explanation should be provided in a note to the pro forma financial statements to comply with Rule 11-02(b)(5) of Regulation S-X.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 63</u>

12.   We note that you present a summary of your results of operations for the last two fiscal years and comparative subsequent interim periods on page 65, which is immediately followed by a discussion of the interim periods on pages 65-67. However, a separate discussion covering the fiscal year ended December 31, 2022 in comparison to December 31, 2021 does not appear until pages 78 and 79, following one of two sections pertaining to Liquidity and Capital Resources.

Please modify and expand this section of your filing to reposition disclosures on the topics prescribed by Item 303 of Regulation S-K, to gather and more closely align content based on the nature or focus of the discussion and analysis, and to also encompass the activity reported for the earliest year in your historical financial statements.

<u>Our Business</u>
<u>Company History, page 89</u>

13.   We note your response to our prior comment 13. Please disclose the leases that are past their listed expiration dates that have been filed as exhibits, and discuss the status of any

negotiations to extend the leases or plans to replace them.

Business

The Company Fleet of Maritime Charter and Tour Vessels, page 92

14. We note that in response to prior comment 15 you added various details related to four categories of vessels on page 93, such as the numbers of day charters, executed reservations, guests, and weeks of charters for the six months ended June 30, 2023, although without clarifying how such details reflect capacity and utilization..

For example, you indicate the "available utilization" for private day charters is 93%, and 20 weeks for private term charters, without clear association with any measure of capacity, or utilization using the number of day charters or weeks of charters booked during the six month period. We also note that you provide guest counts in disclosures on pages 91 and 92 covering a twelve month period ended March 31, 2023, though also without clear association with any measure of utilization relative to capacity.

Please update such disclosures to coincide with the periods covered by your financial statements and expand your disclosures to explain how you define capacity for each material ship or category (i.e. the measure of availability for service during the course of a year), and indicate the periods of time that ships are generally unavailable.

Please include percentages of utilization based on activity for the twelve months ended June 30, 2023, relative to the available capacity, adjusted as necessary to reflect any partial periods of ownership and clarify how seasonal factors impact demand and have been factored into any partial-year measures of utilization.

In addition, please identify the charter category to which each of the vessels listed on pages 93-96 have been assigned.

Financial Statements, page F-1

15. We note the audit report for the financial statements of Paradise Adventures LLC on page F-43 does not identify the auditor or indicate the report has been signed, and that the audit report for the financial statements of either Paradise Yacht Management, LLC or Paradise Group of Companies on page F-66 does not appear to be signed.

Please obtain and file audit opinions that identify the auditor and include a conformed signature to comply with Rule 2-02 of Regulation S-X.

16. We note that while the audit opinion on page F-66 indicates it covers the combined financial statements of Paradise Yacht Management, LLC and its subsidiaries, the accompanying financial statements are identified as those of Paradise Group of Companies, and are described on page F-71 as being comprised of five entities that are "related through common ownership," including Paradise Yacht Management, LLC as one of the five entities combined.

Please discuss this observation with your auditor and arrange to obtain and file a revised audit opinion that clarifies whether the audit opinion covers combined financial statements of Paradise Yacht Management LLC, or combined financial statements of Paradise Group of Companies, including the five entities. However, as the disclosure on page F-71 also states that the yachts held by the entities combined are "...managed by the Paradise Group on behalf of yacht owners, in which the Paradise Group controls the yacht through its management services," the disclosures should be revised to clarify the nature of support for the combined financial presentation.

Provide us with a schedule listing the owners of and their relative interests in the five entities combined, and explain how they are related to one another if this is not readily apparent. Also identify the individuals that own or comprise the Paradise Group, clarify whether this is a separate legal entity, and explain how the variable interest entity guidance in FASB ASC 810 was applied in determining that control was established via the contractual arrangements if applicable.

Amphitrite Digital Incorporated
Six Months Ended June 30, 2023 and 2022, page F-2

17.   We note that you have changed the composition of gross profit and cost of revenue on page F-5, relative to the corresponding presentation on page F-24, whereby the figures for the recent interim period appear to exclude costs that would be attributable to cost of revenue in accordance with GAAP.

Please revise your interim presentation of gross profit as necessary to reflect all costs of revenues in the measure as you appear to have done in the annual presentation.

Fiscal Years ended December 31, 2022 and 2021
Consolidated Statements of Changes in Stockholders' Deficit, page F-25

18.   We understand from your response to prior comment 18 that although you completed a reorganization of entities under common control, you do not regard your departure from the requirement to report this transaction by retrospectively adjusting the Statement of Changes in Stockholders' Deficit to be material.

However, we believe this requirement is fundamental to the presentation and therefore do not believe the disparate or incomplete approach may be supported as you have expressed and therefore continue to believe that you will need to comply with this requirement. Please also provide the information required by FASB ASC 250-10-50-7.

Given the nature of these changes, we expect that you will need to obtain and file an updated or dual dated opinion from your auditor, including explanatory language referencing the restatement, consistent with paragraph 18e of PCAOB Auditing Standard 3101.

Note 10 - Reorganization Between Entities Under Common Control, page F-35

19.   We note your response to prior comment 19 referencing disclosure in Note 1 on page F-27, and revisions made to Note 10 to more clearly distinguish between STDC and STDC Holdings Inc. However, this note continues to include duplicative disclosures in the second and third points, regarding the conveyance of "certain operating assets and liabilities of Ham and Cheese, LLC d/b/a Seas the Day Charters USVI," inconsistent descriptions of the counterparties involved in the transactions, and unclear disclosure describing the shareholders of Ham and Cheese Events LLC, as "the super majority of STDC Holdings Inc., through their ownership of AMDI common stock."

As STDC appears to refer to a business segment of Ham and Cheese Events, LLC rather than a legal entity, please further clarify all references to STDC as the counterparty in the conveyances throughout the filing to clarify that Ham and Cheese Events, LLC was the legal entity and counterparty in these transactions, where applicable. It also appears that disclosure on page F-27 stating that "STDC Holdings was part of Ham and Cheese, LLC" should be corrected to clarify that you are referring to the business segment known as Seas the Day Charters USVI, rather than STDC Holdings, which you have indicated was formed as a subsidiary of AMDI.

Please file as an exhibit the Vessel Purchase and Sale Agreement between Windy of Chicago Ltd. and Tall Ship Adventures of Chicago, Inc., as previously requested.

Paradise Adventures LLC
Statements of Operations and Members' Equity, page F-45

20.   We note the cost of revenue and gross profit measures do not reflect depreciation. Please revise the presentation as necessary to show the portion of depreciation that is attributable to cost of revenue within the measure of gross profit. For example, it may be shown on a separate line directly below cost of revenue excluding depreciation, and above the measure of gross profit.

Please refer to SAB Topic 11:B if you require further clarification or guidance; the accommodation for presenting cost of revenue excluding allocable depreciation or other amounts requires parenthetical notation and does not extend to measures of gross profit.

Paradise Yacht Management LLC
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-72

21.   We note disclosure indicating the company may be regarded as the principal for the managed services provided to yacht owners and that revenue is therefore recognized on a gross basis.

Please provide us with the accounting analysis of the principal versus agent considerations in FASB ASC 606-10-55-36 through 55-40, along with a summary of the relevant contract provisions that are common to all of the underlying agreements, and details of any variations that may lead to different conclusions.

Exhibits

22. Given that you have included review reports from the independent accountants on pages F-2 and F-53, along with the unaudited interim financial statements of AMDI and Paradise Group of Companies, you will need to obtain and file as exhibits, letters from the independent accountants acknowledging their awareness of your use of the review reports in the registration statement to comply with Item 601(b)(15) of Regulation S-K.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at (202) 551- 3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brenda Hamilton